Exhibit 99.1

SIGMA LITHIUM LOADS 22,000 TONNE SHIPMENT OF TRIPLE ZERO GREEN LITHIUM CONCENTRATE TO GLENCORE AT A PREMIUM PRICE

HIGHLIGHTS

•	Sigma Lithium announces that it will commence loading 22,000 tonnes of Triple Zero Green Lithium to Glencore at the Port of Vitoria during the week of November 27.

•	Glencore will prepay 50% for the shipment of Sigma’s unique Triple Zero Green Lithium concentrate at a provisional “premium” price of 9% of the quoted LME lithium hydroxide price (average China, Japan, South Korea).

•	Sigma Lithium can produce Triple Zero Green Lithium as a result of having effectively lowered its carbon footprint with a series of pioneering initiatives, paving the way forward for the battery materials sector, as follows:

o	Zero tailings (donated and sold)

o	Zero hazardous chemicals

o	Zero carbon (neutrality achieved through Amazon Rainforest VERRA Carbon Credits)

•	This important milestone underscores the significant capabilities and seamless integration of the technical, commercial and logistics leadership teams in achieving a shipment cadence of approximately 22,000 tonnes of Triple Zero Green Lithium per month.

•	Demonstrates the consistent performance of Sigma Lithium’s Greentech Plant in ramp to achieve annual nameplate capacity of 270,000 tonnes of “Triple Zero Green Lithium”.

São Paulo, Brazil – (November 27, 2023) – Sigma Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate, announces that it will commence loading 22,000 tonnes of Triple Zero Green Lithium to Glencore at the Port of Vitoria. Sigma’s fourth shipment is expected to begin loading on November 27th.

Glencore is expected to prepay 50% of the fourth shipment’s value upon completion of loading. The 50% prepayment reflects premium pricing at a 9% provisional price of lithium hydroxide at LME (average China, Japan, South Korea) for the Company’s unique Triple Zero Green Lithium.

The shipment is part of a commercial distribution and marketing agreement with Glencore that aims to build a low carbon, environmentally and socially sustainable global lithium supply chain for electric vehicles.

Sigma Lithium’s Triple Zero Green Lithium: The foundation of a globally sustainable supply chain

The Company’s Triple Zero Green Lithium is produced at its state-of-the-art Greentech lithium plant at its Grota do Cirilo Project in Brazil, the first lithium project in the world without a tailings dam. With 100% dry-stacked tailings and the absence of hazardous chemical products for processing lithium, the Company is preventing water and soil contamination and contributing to the preservation of rivers and forests in the region.

The Company’s main achievements towards abating its carbon footprint include:

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•	Zero tailings: 100% dry stacked tailings, with all by-products eliminated through sales or upcycling to pave roads.

•	Zero hazardous chemicals: Utilizes Dense Medium Separation (“DMS”) at the Greentech plant, which does not utilize hazardous chemicals.

•	Water efficiency: Utilizes 100% sewage water for its plant, fully recirculated.

•	Water preservation: Preserves 100% of the Piaui Creek source of drinking water for the communities living around Sigma Lithium.

•	Clean renewable energy: Utilizes 100% clean renewable energy for its Greentech Plant via “behind the meter” supply agreements.

•	Biodiesel: Utilizes biodiesel fuel in some of its trucking fleet, with plans to increase to up to 50% by 2025.

•	Explosives / ANFO: Decreased explosives load with computerized load simulation strategies.

Further, due to the low carbon content of Sigma Lithium’s products, as well as its environmentally sustainable production methods, the Company's carbon footprint was offset with carbon credits purchased from Carbonext (which are verified through Verra Verified Carbon Standard), making the shipment carbon neutral.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium has been at the forefront of environmental and social sustainability in the EV battery materials supply chain for six years and it is currently producing Triple Zero Green Lithium from its Grota do Cirilo Project in Brazil. Phase 1 of the project is expected to produce 270,000 tonnes of Triple Zero Green Lithium annually (36,700 LCE annually). If it determines to proceed after completion of the detailed engineering study, Phase 2 & 3 of the project are expected to increase production to 766,000 tonnes annually (or 104,200 LCE annually). The project produces Triple Zero Green Lithium in its state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings.

Please refer to the Company’s National Instrument 43-101 technical report titled "Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report" issued June 12, 2023, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and Noel O'Brien, B.E., MBA, F AusIMM (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Mathew Deyoe, EVP, Corporate Strategy
+1 (201) 819-0303

Mattew.deyoe@sigmalithium.com.br

Jamie Flegg, Director, Business Development
+1 (647) 706-1087
jamie.flegg@sigmalithium.com.br

Daniel Abdo, Director, Investor Relations

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

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Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Groto do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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